                                                  Filed pursuant to Rule 424(b)5
                                       Registration Nos. 333-27287 and 333-41713

PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED JANUARY 21, 1998)

                                IMC GLOBAL INC.

   [LOGO]
                                  $150,000,000

                     7.30% DEBENTURES DUE JANUARY 15, 2028

    The 7.30% Debentures due January 15, 2028 (the "Debentures") mature on January 15, 2028. Interest on the Debentures is payable semi-annually on January 15 and July 15, commencing July 15, 1998. The Debentures are redeemable in whole or in part at any time at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the Treasury Rate plus 20 basis points, plus in each case accrued but unpaid interest thereon to the date of redemption. The Debentures will not be subject to any sinking fund. See "Certain Terms of the Debentures."

    The Debentures will be represented by Global Notes registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debentures in definitive form will not be issued.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
               RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                                                  PRICE TO             UNDERWRITING            PROCEEDS TO
                                                  PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
Per Debenture                                      99.474%                 .875%                 98.599%
Total                                           $149,211,000            $1,312,500            $147,898,500

(1) Plus accrued interest, if any, from January 26, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $150,000.

    The Debentures are offered subject to receipt and acceptance by NationsBanc Montgomery Securities LLC, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Underwriters"), to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures will be made through the book-entry facilities of the Depositary on or about January 26, 1998.

NATIONSBANC MONTGOMERY

                             CHASE SECURITIES INC.

                                                             MERRILL LYNCH & CO.

          The date of this Prospectus Supplement is January 21, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

    IMC Global Inc. ("IMC" or the "Company") is one of the world's leading producers of crop nutrients for the international agricultural community and one of the foremost distributors in the United States of crop nutrients and related products through the Company's retail and wholesale distribution networks. The Company mines, processes and distributes potash in the United States and Canada and is a joint venture partner in IMC-Agrico Company ("IMC-Agrico"), a leading producer, marketer and distributor of phosphate crop nutrients and animal feed ingredients. The Company believes that it is one of the most efficient North American producers of concentrated phosphates and potash. The Company's retail distribution network, which extends principally to corn and soybean farmers in the eastern Midwest and to cotton, peanut and vegetable farmers in the southeastern United States, is one of the preeminent distributors of crop nutrients and related products. The Company also manufactures nitrogen-based and other high-value crop nutrients which are marketed on a dealer basis, principally in the midwestern and southeastern United States.

                              RECENT DEVELOPMENTS

    MERGER WITH FREEPORT-MCMORAN INC. On December 22, 1997, Freeport-McMoRan Inc. ("FTX") merged into the Company (the "FTX Merger"). Each share of FTX common stock outstanding immediately prior to the FTX Merger was converted into the right to receive, (i) 0.90 of a share of the common stock, $1.00 par value per share, of IMC Global Inc. ("IMC Common Stock"); (ii) one-third of a warrant ("IMC Warrant"), with each whole IMC Warrant representing the right to purchase one share of IMC Common Stock for $44.50; and (iii) a proportionate share of the common stock of Freeport-McMoRan Sulphur Inc. ("FSC"), a newly formed company.

    Prior to the FTX Merger, FTX, through Freeport-McMoRan Resource Partners, Limited Partnership (recently renamed Phosphate Resource Partners Limited Partnership) ("FRP"), was engaged in the production and sale of phosphate fertilizer and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico; the mining, transportation, terminalling and marketing of sulphur; and the exploration, development and production of oil and gas reserves. In connection with the FTX Merger, FTX, FRP and FSC entered into a Distribution Agreement pursuant to which FRP contributed FRP's sulphur business and oil and gas operations, principally those businesses commonly referred to as the "Main Pass" operations, to FSC. In addition, in connection with the FTX Merger, IMC transferred its 25% interest in the Main Pass operations to FRP, which FRP also contributed to FSC. FSC common stock was distributed by FRP to the FRP unitholders (including FTX), and, as part of the consideration received in the FTX Merger, holders of FTX common stock received the shares of FSC common stock distributed to FTX.

    IMC and FRP have a 56.5% and 43.5%, respectively, direct economic interest in IMC-Agrico over the term of the partnership. IMC, as the successor to FTX, owns a 51.6% interest in FRP and the public unitholders of FRP own in the aggregate a 48.4% interest in FRP. Accordingly, IMC has a 78.9% economic interest in IMC-Agrico.

    Further information relating to the FTX Merger is contained in the Joint Proxy Statement/ Prospectus dated November 17, 1997 distributed to stockholders of the Company and FTX in connection with the FTX Merger. The Joint Proxy Statement/Prospectus is incorporated by reference herein and certain pro forma condensed consolidated financial information relating to the FTX Merger is also set forth herein under "Unaudited Pro Forma Condensed Consolidated Financial Information."

    PENDING ACQUISITION OF HARRIS CHEMICAL GROUP. In December, 1997, IMC entered into separate acquisition agreements with Harris Chemical Group, Inc. ("HCG") and its Australian-based affiliate Penrice Soda Products Pty. Ltd. ("Penrice" and, together with HCG, "Harris") pursuant to which IMC agreed to acquire, through merger or acquisition of equity, Harris, subject to customary closing conditions including, without limitation, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Harris is a producer and marketer of inorganic chemical and extractive mineral products with primary manufacturing sites in North America, Europe and Australia. Harris' principal products are salt, sodium-based chemicals including soda ash and sodium bicarbonate, sulfate of potash, and boron chemicals. Together, these businesses serve a variety of industries, including highway and consumer deicing; container, flat and specialty glass manufacture; agriculture; food processing; and a variety of chemical process industries. The total acquisition consideration payable by IMC upon the closing of the transactions is approximately $450 million in cash; in addition, the Harris entities acquired, which will become wholly owned subsidiaries of the Company upon consummation of the transactions, will remain obligated to repay indebtedness of such entities (approximately $950 million as of March 29, 1997 based on information supplied to the Company) outstanding prior to the consummation of the transactions. Based on information supplied to the Company, HCG had net sales of approximately $705 million for its fiscal year ended March 29, 1997 and Penrice had sales of approximately $80 million (at exchange rates then in effect) for its fiscal year ended June 30, 1997.

    CREDIT FACILITIES. On December 15, 1997, the Company entered into a $650 million five-year revolving credit agreement and a $350 million 364-day revolving credit agreement (collectively, the "U.S. Credit Agreements") with a group of banks in order to refinance and replace the outstanding unsecured indebtedness of the Company, FRP, and IMC-Agrico under their respective revolving loan facilities and to provide borrowing capacity for general business purposes. See "Use of Proceeds." Simultaneously with the consummation of the FTX Merger, certain Canadian subsidiaries of the Company entered into a $100 million five-year revolving credit agreement (the "Canadian Credit Agreement") with a group of Canadian banks in order to refinance and replace the outstanding unsecured indebtedness under the Company's existing term loan facility. The Company guarantees the obligations of its Canadian subsidiaries under the Canadian Credit Agreement. The U.S. Credit Agreements contain provisions which
(i) restrict the Company's ability to dispose of a substantial portion of its consolidated assets, (ii) limit the creation of additional liens on the Company's and its subsidiaries' assets and (iii) limit the Company's subsidiaries' incurrence of additional debt. The Canadian Credit Agreement contains similar covenants applicable to both the Canadian subsidiaries and the Company. The U.S. Credit Agreements and Canadian Credit Agreement also contain a leverage ratio test and other covenants.

                              CONCURRENT OFFERING

    Concurrently with the offer of the Debentures pursuant to this Prospectus Supplement, IMC is separately offering $150 million aggregate principal amount of its 6.55% Notes due January 15, 2005 (the "Notes") on an underwritten basis. The Notes will be issued under the same Indenture as the Debentures, will be unsecured, senior debt of IMC and will rank on parity with all other unsecured and unsubordinated indebtedness of IMC, including the Debentures.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds of approximately $148 million from the sale of the Debentures to repay an equivalent amount of indebtedness outstanding under the U.S. Credit Agreements. Such indebtedness, which bears interest at rates based on a Eurodollar rate (6.19% at January 8, 1998), was incurred by the Company in December 1997 in connection with the repurchase and retirement of $81.5 million aggregate principal amount of the Company's 9.45% Senior Debentures due 2011 and $144.3 million aggregate principal amount of FRP's 8 3/4% Senior Subordinated Notes due 2004 and the retirement of amounts outstanding under the Company's prior credit facilities. The Company intends to use the net proceeds of approximately $149 million from the concurrent sale of the Notes to repay an equivalent amount of indebtedness under the U.S. Credit Agreements. Affiliates of NationsBanc Montgomery Securities LLC and Chase Securities Inc. are parties to the U.S. Credit Agreements and, therefore, will receive a portion of such repayments. See "Underwriting."

    Contemporaneously with the offers of the Debentures and the Notes, the Company is committed to repay $120 million of its outstanding notes and intends to make such repayment out of borrowings under the U.S. Credit Agreements. Such notes bear interest at rates ranging from 7.12% to 7.18% per annum and would have matured at various times from 2000 to 2005.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following summary consolidated financial information for each fiscal year in the three-year period ended June 30, 1997 and for the nine-month periods ended September 30, 1997 and September 30, 1996, respectively, is derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto and the unaudited condensed consolidated financial statements and notes thereto of the Company incorporated by reference herein. The results for the nine month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the full fiscal year. Such consolidated financial statements have been restated to reflect the March 1, 1996 merger with The Vigoro Corporation (the "Vigoro Merger") which was accounted for as a pooling-of-interests. On June 24, 1997 the Board of Directors of the Company voted to change the Company's fiscal year to begin on January 1 and end on December 31, effective following completion of the fiscal year ended June 30, 1997. The summary consolidated financial information for the twelve-month periods ended December 31, 1996 and December 31, 1995 is presented as if the Company had changed its fiscal year end to December 31 commencing January 1, 1995.

                                       NINE MONTHS ENDED     YEARS ENDED DECEMBER
                                         SEPTEMBER 30,               31,                 YEARS ENDED JUNE 30,
                                     ----------------------  --------------------  ---------------------------------
                                      1997(1)   1996(1)(2)    1996(2)     1995      1997(1)   1996(1)(2)    1995(1)
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
                                          (UNAUDITED)            (UNAUDITED)
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
  Net sales........................  $ 2,311.7   $ 2,275.6   $ 2,941.0  $ 2,940.4  $ 2,982.0   $ 2,981.0   $ 2,736.1
  Gross margins....................      579.3       560.5       745.0      778.7      770.0       757.2       694.6
  Operating earnings...............      381.6       335.1       461.4      566.6      522.8       484.2       494.0
  Interest earned and other non-
    operating (income) and expense,
    net............................       (2.7)       (2.8)       (5.9)     (15.2)      (5.7)      (10.5)      (15.4)
  Interest charges.................       38.4        45.9        56.7       69.8       51.1        64.8        70.2
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Earnings before minority interest
    and items noted below..........      345.9       292.0       410.6      512.0      477.4       429.9       439.2
  Minority interest................      103.2       143.4       185.7      163.6      155.4       191.5       130.4
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Earnings before items noted
    below..........................      242.7       148.6       224.9      348.4      322.0       238.4       308.8
  Provision for income taxes.......       88.6        61.9        89.7      129.4      117.5        94.1       115.5
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Earnings before extraordinary
    item and cumulative effect of
    accounting change..............      154.1        86.7       135.2      219.0      204.5       144.3       193.3
  Extraordinary loss-debt
    retirement.....................       (3.3)       (7.5)       (8.1)      (3.5)     (11.4)                   (6.5)
  Cumulative effect on prior years
    of changes in accounting for
    postemployment benefits (net of
    taxes) in 1995.................                                                                             (5.9)
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Net earnings.....................  $   150.8   $    79.2   $   127.1  $   215.5  $   193.1   $   144.3   $   180.9
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------

EARNINGS PER SHARE:
  Earnings before extraordinary
    item and cumulative effect of
    accounting change..............  $    1.62   $    0.93   $    1.44  $    2.38  $    2.15   $    1.56   $    2.12
  Extraordinary loss-debt
    retirement.....................      (0.03)      (0.08)      (0.09)     (0.04)     (0.12)                  (0.07)
  Cumulative effect on prior years
    of change in accounting........                                                                            (0.06)
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Net earnings.....................  $    1.59   $    0.85   $    1.35  $    2.34  $    2.03   $    1.56   $    1.99
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Weighted average number of shares
    and equivalent shares
    outstanding....................       94.9        93.3        93.9       91.9       95.0        92.7        91.0

                                       NINE MONTHS ENDED     YEARS ENDED DECEMBER
                                         SEPTEMBER 30,               31,                 YEARS ENDED JUNE 30,
                                     ----------------------  --------------------  ---------------------------------
                                      1997(1)   1996(1)(2)    1996(2)     1995      1997(1)   1996(1)(2)    1995(1)
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------
                                          (UNAUDITED)            (UNAUDITED)
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA (AT END OF
  PERIOD):.........................
  Working capital..................  $   574.0   $   538.0   $   582.6  $   507.6  $   592.6   $   551.8   $   484.2
  Total assets.....................    3,646.1     3,386.3     3,485.2    3,521.8    3,611.6     3,436.8     3,323.2
  Long-term debt, less current
    maturities.....................      809.9       717.8       656.8      741.7      694.8       736.7       750.2
  Total stockholders' equity.......    1,308.4     1,173.9     1,326.2    1,090.4    1,339.9     1,156.3     1,007.8
OTHER FINANCIAL DATA:..............
  Capital expenditures.............  $   157.9   $   134.6   $   209.0  $   146.0  $   223.4   $   172.7   $   114.9
  Depreciation, depletion and
    amortization...................  $   141.5   $   129.3   $   171.0  $   166.4  $   184.4   $   168.6   $   166.4
  Ratio of Earnings to Fixed
    Charges (3)....................      10.01        7.36        8.24       8.34      10.34        7.63        7.26
  Adjusted Ratio of Earnings to
    Fixed Charges (4)..............      10.01        9.51        9.98       8.34      10.34        9.16        7.26

------------------------------

(1) See footnotes to the IMC annual or interim financial statements incorporated by reference herein for a description of non-recurring items and accounting changes affecting the respective period's results.

(2) Results for the nine months ended September 30, 1996 and the twelve months ended December 31, 1996 and for the fiscal year ended June 30, 1996 include special one-time charges of $98.6 million ($69.6 million after tax benefits or $0.75 per share) for costs related to the Vigoro Merger, as well as costs associated with, among other things, a corporate restructuring, other asset valuations and environmental issues.

(3) Earnings consist of pre-tax earnings from continuing operations but before fixed charges. Fixed charges consist of interest on indebtedness, interest capitalized as part of fixed assets, amortization of debt expense and rent expense which is deemed representative of an interest factor.

(4) The adjusted ratio of earnings to fixed charges for the nine months ended September 30, 1996, the twelve months ended December 31, 1996 and the fiscal year ended June 30, 1996 excludes a charge of $98.6 million relating to the Vigoro Merger.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

    The following Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1997 and Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended June 30, 1997 and the three months ended September 30, 1997 have been prepared from the historical financial statements of IMC and FTX.

    The unaudited pro forma condensed consolidated financial information gives effect to accounting for the FTX Merger as a "purchase transaction," based on the conversion of each share of FTX common stock into 0.90 of a share of IMC Common Stock. The Unaudited Pro Forma Condensed Consolidated Statements of Operations presented herein have been prepared as if the FTX Merger occurred on July 1, 1996. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1997 reflects the FTX Merger as if it had occurred on September 30, 1997.

    The unaudited pro forma condensed consolidated financial information for the respective periods presented should be read in conjunction with the accompanying notes and the historical financial statements and notes thereto of IMC and FTX incorporated herein by reference.

    FTX's most recent fiscal year ended December 31, 1996 differs from IMC's most recent fiscal year end by more than 93 days. Accordingly, the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 1997 has been updated to include FTX's results for the twelve-month period July 1, 1996 through June 30, 1997.

    The following unaudited pro forma condensed consolidated financial information does not include pro forma financial information for certain acquisition transactions consummated by IMC or FTX that individually, or in the aggregate, are not material in relation to IMC's or FTX's respective consolidated financial position or results of operations. Certain amounts in the historical financial statements of IMC and FTX have been reclassified for the pro forma consolidated presentation.

    The unaudited pro forma condensed consolidated financial information includes estimates and information currently available and is subject to change based upon final purchase accounting of the FTX Merger. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the financial position or results which actually would have been attained if the FTX Merger had been consummated on the dates indicated above.

                                IMC GLOBAL INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AT SEPTEMBER 30, 1997
                                 (IN MILLIONS)

                                                                      TRANSFERRED TO
                                         HISTORICAL    HISTORICAL    FREEPORT SULPHUR    FTX'S SHARE OF      FTX MERGER
                                            IMC            FTX          COMPANY (A)      IMC-AGRICO (B)     ADJUSTMENTS
                                        ------------  -------------  -----------------  -----------------  --------------
Assets
Current assets:
  Cash and cash equivalents...........   $     74.4     $     6.0        $    (4.6)         $    (0.4)       $     (9.0)(c)
  Receivables, net....................        263.6          78.8            (33.1)             (24.6)
  Inventories.........................        572.3         166.4            (37.4)            (133.1)
  Deferred income taxes...............         54.2
  Other current assets................         18.9          33.2             (1.7)              (2.1)
                                        ------------  -------------        -------            -------      --------------
    Total current assets..............        983.4         284.4            (76.8)            (160.2)             (9.0)
Property, plant and equipment, net....      2,445.7         523.6           (296.1)            (404.9)            217.1(d)
Other assets..........................        217.0         151.2            (67.2)             (23.7)            824.9(c)(e)
                                        ------------  -------------        -------            -------      --------------
Total assets..........................   $  3,646.1     $   959.2        $  (440.1)         $  (588.8)       $  1,033.0
                                        ------------  -------------        -------            -------      --------------
                                        ------------  -------------        -------            -------      --------------

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable and accrued
    liabilities.......................   $    375.9     $   146.7        $   (44.2)         $   (86.5)
  Short-term debt and current
    maturities of long-term debt......         33.5           0.4                                (0.4)
                                        ------------  -------------        -------            -------      --------------
    Total current liabilities.........        409.4         147.1            (44.2)             (86.9)
Long-term debt, less current
 maturities...........................        809.9         536.5                               (45.5)
Deferred income taxes.................        360.3                          (75.9)                          $     80.5(f)
Other noncurrent liabilities..........        341.2         368.5           (122.9)             (72.5)            (36.0)(g)
Minority interest.....................        416.9           0.8             (0.8)                              (411.3)(h)
Stockholders' equity:
  Preferred stock.....................                       30.4                                                 (30.4)(i)
  Common stock........................        101.9           0.4                                                  22.2(j)
  Capital in excess of par value......        948.5         548.1                                                 274.5(k)
  Retained earnings (deficit).........        541.4         (37.2)          (196.3)            (383.9)            498.1(l)
  Treasury stock......................       (264.3)       (635.4)                                                635.4(m)
  Foreign currency translation
    adjustment........................        (19.1)
                                        ------------  -------------        -------            -------      --------------
    Total stockholders' equity........      1,308.4         (93.7)          (196.3)            (383.9)          1,399.8
                                        ------------  -------------        -------            -------      --------------
Total liabilities and stockholders'
 equity...............................   $  3,646.1     $   959.2        $  (440.1)         $  (588.8)       $  1,033.0
                                        ------------  -------------        -------            -------      --------------
                                        ------------  -------------        -------            -------      --------------


                                           PRO FORMA
                                         CONSOLIDATED
                                        ---------------
Assets
Current assets:
  Cash and cash equivalents...........    $      66.4
  Receivables, net....................          284.7
  Inventories.........................          568.2
  Deferred income taxes...............           54.2
  Other current assets................           48.3
                                        ---------------
    Total current assets..............        1,021.8
Property, plant and equipment, net....        2,485.4
Other assets..........................        1,102.2
                                        ---------------
Total assets..........................    $   4,609.4
                                        ---------------
                                        ---------------
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable and accrued
    liabilities.......................    $     391.9
  Short-term debt and current
    maturities of long-term debt......           33.5
                                        ---------------
    Total current liabilities.........          425.4
Long-term debt, less current
 maturities...........................        1,300.9
Deferred income taxes.................          364.9
Other noncurrent liabilities..........          478.3
Minority interest.....................            5.6
Stockholders' equity:
  Preferred stock.....................
  Common stock........................          124.5
  Capital in excess of par value......        1,771.1
  Retained earnings (deficit).........          422.1
  Treasury stock......................         (264.3)
  Foreign currency translation
    adjustment........................          (19.1)
                                        ---------------
    Total stockholders' equity........        2,034.3
                                        ---------------
Total liabilities and stockholders'
 equity...............................    $   4,609.4
                                        ---------------
                                        ---------------

         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                IMC GLOBAL INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                                 BALANCE SHEET
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNT)

(a) In connection with the FTX Merger, IMC contributed its 25.0 percent interest in Main Pass to FRP, and FRP contributed its 58.3 percent interest in Main Pass together with the 25.0 percent interest received from IMC along with certain additional sulphur assets of FRP and FTX to FSC. Thereafter, FSC common stock was distributed to the partners of FRP, including FTX. The adjustments reflect the elimination of the historical carrying values of these net assets along with a $119.3 charge, net of related tax benefit, to reduce the historical carrying value of IMC's interest in Main Pass to estimated fair value. This charge will be reflected in IMC's results for the quarter ended December 31, 1997. The estimated charge of $119.3 may change upon IMC's receipt of a third party appraisal of the fair value of its Main Pass interest. However, IMC expects the value ascribed to IMC's interest in Main Pass by the third party appraiser will not differ materially from the value estimated herein.

(b) The amounts in the column "Historical IMC" reflect 100 percent of the net assets of IMC-Agrico, as IMC has historically fully consolidated IMC-Agrico. FTX historically proportionately consolidated its interest in IMC-Agrico and these amounts are included in the column "Historical FTX." The adjustments eliminate the historical carrying values of IMC-Agrico that FTX proportionately consolidated.

(c) Reflects estimated fees related to the FTX Merger of $9.0. The amount of merger-related costs included herein is estimated using information currently available and may change as additional information becomes known.

(d) Reflects step-up from book value to fair value pertaining to IMC's additional interest, of approximately 20%, in IMC-Agrico's property, plant and equipment.

(e) Reflects estimated goodwill recorded as a result of the FTX Merger.

(f) Reflects deferred taxes provided for the step-up from book value to fair value on IMC's additional interest in IMC-Agrico property, plant and equipment (see footnote (d) above).

(g) Reflects purchase accounting adjustments to employee benefit liabilities assumed by IMC.

(h) Eliminates FTX minority interest and records pro forma minority interest as a result of the FTX Merger as follows: (i) FRP unitholders' interest in IMC-Agrico of approximately 20.0 percent; and (ii) FRP unitholders' interest in all other FRP net assets of 48.4 percent.

(i) As a result of the FTX Merger, FTX preferred stock is no longer outstanding.

(j) As of September 30, 1997, FTX had approximately 25.1 shares of common stock outstanding (assuming conversion of FTX preferred stock and excluding FTX shares in treasury) which for purposes of the presentation of pro forma financial information was assumed, upon consummation of the FTX Merger, to be convertible into 22.6 shares at an assumed price of $35.25 per share. Adjustment reflects issuance of IMC Common Stock for FTX common stock of $22.6 net of the elimination of FTX historical common stock book value of $0.4.

(k) Reflects: (i) issuance of IMC Common Stock for FTX common stock, net of par value (see note (j) above) of $773.7; (ii) less the elimination of FTX historical capital in excess of par value of $548.1; and (iii) plus the issuance of IMC Warrants of $48.9.

(l) Reflects: (i) elimination of FTX historical retained deficit contributed to IMC of $617.4 (calculated as historical FTX retained deficit of $37.2 less retained earnings attributable to FSC of $196.3 less retained earnings attributable to FTX's proportionate share of IMC-Agrico of $383.9); and (ii) recording of IMC's estimated write-off of Main Pass of $119.3 (see note (a) above).

(m) Eliminates FTX historical treasury stock.

                                IMC GLOBAL INC.
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 1997
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                         TRANSFERRED TO
                                                            FREEPORT
                               HISTORICAL   HISTORICAL       SULPHUR       FTX'S SHARE OF      FTX MERGER        PRO FORMA
                                   IMC          FTX        COMPANY (A)     IMC-AGRICO (B)    ADJUSTMENTS (C)    CONSOLIDATED
                               -----------  -----------  ---------------  ----------------  -----------------  --------------
Net sales....................   $ 2,982.0    $   898.6      $  (168.7)       $   (729.6)                         $  2,982.3
Cost of goods sold...........     2,212.0        679.7         (157.3)           (516.2)        $    31.5(d)        2,249.7
                               -----------  -----------       -------          --------           -------      --------------
  Gross margins..............       770.0        218.9          (11.4)           (213.4)            (31.5)            732.6
Selling, general and
  administrative expenses....       247.2         56.1           (8.3)            (20.0)                              275.0
                               -----------  -----------       -------          --------           -------      --------------
Operating earnings...........       522.8        162.8           (3.1)           (193.4)            (31.5)            457.6
Other (income) and expense,
  net........................        (5.7)         0.2                             (1.4)                               (6.9)
Interest expense.............        51.1         36.4                             (2.6)                               84.9
                               -----------  -----------       -------          --------           -------      --------------
Earnings before minority
  interest...................       477.4        126.2           (3.1)           (189.4)            (31.5)            379.6
Minority interest............       155.4         95.1           (2.7)            (91.7)           (112.2)(e)          43.9
                               -----------  -----------       -------          --------           -------      --------------
Earnings before taxes........       322.0         31.1           (0.4)            (97.7)             80.7             335.7
Provision for taxes..........       117.5         14.5           (1.0)            (32.1)             40.2(f)          139.1
                               -----------  -----------       -------          --------           -------      --------------
Earnings before extraordinary
  item.......................   $   204.5    $    16.6      $     0.6        $    (65.6)        $    40.5        $    196.6
                               -----------  -----------       -------          --------           -------      --------------
                               -----------  -----------       -------          --------           -------      --------------

Earnings per common share....   $    2.15                                                                        $     1.67

Weighted average number of
  shares and equivalent
  shares outstanding.........        95.0                                                                             117.6

         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                IMC GLOBAL INC.
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                     THREE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                       TRANSFERRED TO
                          HISTORICAL    HISTORICAL    FREEPORT SULPHUR     FTX'S SHARE OF        FTX MERGER           PRO FORMA
                              IMC         FTX (A)      COMPANY (A)(B)      IMC-AGRICO (C)      ADJUSTMENTS (D)      CONSOLIDATED
                         -------------  -----------  -------------------  ----------------  ---------------------  ---------------
Net sales..............    $   598.7     $   196.3        $   (38.5)         $   (157.8)                              $   598.7
Cost of goods sold.....        449.4         582.1           (463.1)             (108.4)          $     7.9(e)            467.9
                         -------------  -----------         -------            --------              ------        ---------------
  Gross margins........        149.3        (385.8)           424.6               (49.4)               (7.9)              130.8
Selling, general and
  administrative
  expenses.............         65.1          14.9             (1.8)               (6.1)                                   72.1
                         -------------  -----------         -------            --------              ------        ---------------
Operating earnings
  (loss)...............         84.2        (400.7)           426.4               (43.3)               (7.9)               58.7
Other (income) and
  expense, net.........         (2.7)         (0.5)                                (0.5)                                   (3.7)
Interest expense.......         13.2          10.2                                 (0.8)                                   22.6
                         -------------  -----------         -------            --------              ------        ---------------
Earnings (loss) before
  minority interest....         73.7        (410.4)           426.4               (42.0)               (7.9)               39.8
Minority interest......         31.7        (149.4)           159.1               (20.3)              (17.9)(f)             3.2
                         -------------  -----------         -------            --------              ------        ---------------
Earnings (loss) before
  taxes................         42.0        (261.0)           267.3               (21.7)               10.0                36.6
Provision (benefit) for
  taxes................         15.3         (98.0)           100.6                (8.2)                5.9(g)             15.6
                         -------------  -----------         -------            --------              ------        ---------------
Earnings (loss) before
  extraordinary item...    $    26.7     $  (163.0)       $   166.7          $    (13.5)          $     4.1           $    21.0
                         -------------  -----------         -------            --------              ------        ---------------
                         -------------  -----------         -------            --------              ------        ---------------

Earnings per common
  share................    $    0.28                                                                                  $    0.18

Weighted average number
  of shares and
  equivalent shares
  outstanding..........         93.8                                                                                      116.4

         The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

                                IMC GLOBAL INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

(a) Includes charges for an impairment assessment of FTX sulphur assets.

(b) In connection with the FTX Merger, IMC contributed its 25.0 percent interest in Main Pass to FRP, and FRP contributed its 58.3 percent interest in Main Pass together with the 25.0 percent interest received from IMC along with certain additional sulphur assets of FRP and FTX to FSC. Thereafter, FSC common stock was distributed to the partners of FRP, including FTX. The adjustments reflect the elimination of the related operating results.

(c) The amounts in the column "Historical IMC" reflect 100 percent of the operating results of IMC-Agrico, as IMC has historically fully consolidated IMC-Agrico. FTX historically proportionately consolidated its interest in IMC-Agrico and these amounts are included in the column "Historical FTX." The adjustments eliminate the operating results of IMC-Agrico that FTX proportionately consolidated.

(d) As a result of the FTX Merger, IMC expects to achieve cost savings through the consolidation of certain general and administrative functions and other opportunities for cost savings. No adjustments have been included in the Unaudited Pro Forma Condensed Consolidated Statements of Operations for such anticipated cost savings. IMC expects to realize at least $33 million in annual cost savings immediately, with an additional $7.5 million in annual savings expected during the seven years following the FTX Merger.

(e) Reflects amortization of step-up from book value to fair value pertaining to IMC's additional interest in IMC-Agrico's property, plant and equipment over the assets' respective useful lives; reflects goodwill amortization over 40 years (see notes (d) and (e) of Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet).

(f) Eliminates FTX minority interest and records pro forma minority interest as a result of the FTX Merger as follows: (i) FRP unitholders' interest in IMC-Agrico of approximately 20.0 percent; and (ii) FRP unitholders' interest in all other FRP operating results of 48.4 percent.

(g) Reflects the tax effect of FTX Merger Adjustments, excluding goodwill amortization, at an effective rate of 39 percent.

                        CERTAIN TERMS OF THE DEBENTURES

    The Debentures will be issued under an Indenture dated as of July 17, 1997 (the "Indenture") between the Company and The Bank of New York, as Trustee. The Indenture constitutes the Senior Indenture described in the accompanying Prospectus and the Debentures constitute Senior Debt Securities described in the accompanying Prospectus. The following description of the particular terms of the Debentures offered hereby supplements the description of the general terms and provisions set forth in the Prospectus, to which description reference is hereby made. Unless the context otherwise indicates, references in this description of "Certain Terms of the Debentures" to the "Company" or "IMC" refer to IMC Global Inc., the issuer of the Debentures, and not to its subsidiaries.

GENERAL

    The Debentures will mature on January 15, 2028, and will be limited to $150 million aggregate principal amount. Each Debenture will bear interest at the rate per annum stated on the cover page hereof from January 26, 1998, or from the most recent interest payment date to which interest has been paid, payable semi-annually on January 15 and July 15 in each year (each such date being referred to herein as an "Interest Payment Date"), commencing July 15, 1998, to the person in whose name a Debenture is registered at the close of business on January 1 or July 1, as the case may be, preceding such Interest Payment Dates.

    The Debentures will be unsecured, senior debt of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. However, because the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company, and hence the right of creditors of the Company (including the holders of the Debentures), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. If the acquisition of Harris is completed, Harris and its subsidiaries will become subsidiaries of the Company and creditors of Harris and such subsidiaries will therefore become creditors of subsidiaries of the Company to whose rights the rights of creditors of the Company (including holders of the Debentures) will be similarly structurally subordinated. See "Recent Developments--Pending Acquisition of Harris Chemical Group."

    The Indenture provision described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus will be applicable to the Debentures. The Indenture does not contain any covenants or other provisions applicable to the Debentures which might afford beneficial owners of Debentures protection in the event of a highly leveraged transaction, change in credit rating of the Debentures or other similar occurrence. The Debentures are not convertible into other securities.

    The Company currently guarantees the payment of $75 million principal amount of industrial development bonds due 2015 issued by the Florida Polk County Industrial Development Authority (the "Polk County Bonds"). As a result of the FTX Merger, the Company is not in technical compliance with one covenant in such guaranty. The Company has notified The Bank of New York, trustee for the holders of the Polk County Bonds, regarding this issue. The holders of the Polk County Bonds have not requested that any action be taken, and such noncompliance does not, and any acceleration of the Polk County Bonds, if requested, would not, currently create a cross-default or cross-acceleration to any other indebtedness of the Company, including the Debentures and the Notes. Because solicitation of a unanimous waiver is impractical, the Company currently intends to take no action. The Company does not believe that any redemption or refinancing of the Polk County Bonds would have a material adverse effect on the Company and its subsidiaries taken as a whole.

OPTIONAL REDEMPTION

    The Debentures are redeemable in whole or in part at any time at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the Treasury Rate plus 20 basis points, plus in each case accrued but unpaid interest thereon to the date of redemption. The Debentures will not be subject to any sinking fund.

    "TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures. "INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

    "COMPARABLE TREASURY PRICE" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    "REFERENCE TREASURY DEALER" means each of NationsBanc Montgomery Securities LLC, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, their respective successors and any other primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") selected by the Company in addition to, or in substitution for, any of such firms; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company will substitute another Primary Treasury Dealer.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Debentures or portions thereof called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in immediately available funds.

GLOBAL NOTES

    The Company has established a depositary arrangement with The Depository Trust Company (the "Depositary") with respect to the Debentures, the terms of which are summarized below.

    Upon issuance, all Debentures will be represented by Global Notes. The Global Notes representing the Debentures will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Notes may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

    So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be the sole Holder of the Debentures represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners (as hereinafter defined) of the Global Notes representing the Debentures will not be entitled to receive physical delivery of certificated Debentures and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note representing the Debentures shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as hereinafter defined), then such Beneficial Owner must rely on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note representing the Debentures.

    The Global Notes representing the Debentures will be exchangeable for certificated Debentures of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Company in its sole discretion determines that the Global Notes shall be exchangeable for certificated Debentures or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Debentures. Upon any such exchange, the certificated Debentures shall be registered in the names of the Beneficial Owners of the Global Notes representing the Debentures, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

    The following is based on information furnished by the Depositary:

        The Depositary will act as securities depository for the Debentures. The Debentures will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Notes will be issued for the Debentures, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

        Purchases of Debentures under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Debentures on the Depositary's records. The ownership interest of each actual purchaser of each Debenture represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing the Debentures will not receive certificated Debentures representing their ownership interests therein, except in the event that use of the book-entry system for such Debentures is discontinued.

        To facilitate subsequent transfers, all Global Notes representing the Debentures which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Debentures; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Debentures. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the Debentures will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Debentures are required to be printed and delivered.

        The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificated Debentures will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

    A further description of the Depositary's procedures with respect to the Global Notes representing the Debentures is set forth in the accompanying Prospectus under "Description of Debt Securities--Book-Entry Debt Securities."

THE TRUSTEE

    The Bank of New York is the Trustee under the Indenture. The Company maintains normal commercial banking relations with The Bank of New York, which is also the trustee under certain other indentures of the Company and in respect of its outstanding 6 7/8% Debentures due July 15, 2007.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of NationsBanc Montgomery Securities LLC, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters severally has agreed to purchase from the Company the aggregate principal amount of the Debentures set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Debentures if any are purchased.

                                         UNDERWRITER                                            PRINCIPAL AMOUNT
---------------------------------------------------------------------------------------------  -------------------
NationsBanc Montgomery Securities LLC........................................................   $      50,000,000
Chase Securities Inc.........................................................................          50,000,000
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated......................................................................          50,000,000
                                                                                               -------------------
               Total.........................................................................   $     150,000,000
                                                                                               -------------------
                                                                                               -------------------

    The Underwriters have advised the Company that they propose to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .5% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    There is no public trading market for the Debentures and the Company does not intend to apply for listing of the Debentures on any national securities exchange or for quotation of the Debentures on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Debentures after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active public market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected. If the Debentures are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In connection with the offering of the Debentures, NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Debentures in the open market for the purpose of pegging, fixing or maintaining the price of the Debentures. Syndicate covering transactions involve purchases of the Debentures in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Debentures to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

    From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business. In particular, NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC and The Chase Manhattan Bank, an affiliate of Chase Securities Inc., are agents and lenders under the U.S. Credit Agreements. Each of NationsBank, N.A. and The Chase Manhattan Bank will receive a portion of the amount repaid under the U.S. Credit Agreements with the proceeds of the offering. See "Use of Proceeds." Because more than 10% of the net proceeds of the offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the offering, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD. Chase Securities Inc. and NationsBanc Montgomery Securities LLC are acting as underwriters in connection with the offering of the Notes. In addition, certain affiliates of Chase Securities Inc. hold an equity interest in HCG, and Chase Securities Inc. is serving as an advisor to Harris in connection with the Company's proposed acquisition of Harris. See "Recent Developments--Pending Acquisition of Harris Chemical Group."

                                 LEGAL MATTERS

    The validity of the Debentures offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois and by Marschall I. Smith, Esq., Senior Vice President and General Counsel of the Company. Mr. Smith is the beneficial owner of approximately 17,000 shares of IMC Common Stock and holds options to purchase 112,100 shares of IMC Common Stock. Certain legal matters relating to the Debentures offered hereby will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. Mayer Brown & Platt represents the Company from time to time in connection with certain matters.

PROSPECTUS

                                     [LOGO]

                                  $500,000,000

            DEBT SECURITIES, DEBT WARRANTS, SERIES PREFERRED STOCK,
               COMMON STOCK, STOCK WARRANTS AND CURRENCY WARRANTS
                               ------------------

    IMC Global Inc. ("IMC" or the "Company") from time to time may offer (i) unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"), and which may be convertible into shares of common stock, par value $1.00 per share ("Common Stock") of IMC (the "Convertible Debt Securities," and, together with the Senior Debt Securities and the Subordinated Debt Securities, the "Debt Securities"),
(ii) warrants to purchase Debt Securities (the "Debt Warrants"), (iii) shares of its series preferred stock (the "Series Preferred Stock"), which may be convertible into shares of Common Stock, (iv) shares of Common Stock, (v) warrants to purchase shares of its Common Stock (the "Stock Warrants") and (vi) warrants to receive from the Company the cash value in U.S. dollars of the right to purchase ("Currency Call Warrants") or to sell ("Currency Put Warrants," and, together with the Currency Call Warrants, the "Currency Warrants") such foreign currency or currency units as shall be designated by the Company at the time of the offering. The Debt Securities, Debt Warrants, Series Preferred Stock, Common Stock, Stock Warrants and Currency Warrants (collectively, the "Securities") may be offered either together or separately, and will be offered in amounts, at prices and on terms to be determined at the time of offering. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $500,000,000 aggregate public offering price (or the equivalent in foreign currency or currency units).

    The Senior Debt Securities will rank equally in right of payment with all other Senior Indebtedness (as defined) of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of the Company.

    Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in the accompanying Prospectus Supplement (as supplemented by any applicable pricing supplement relating thereto, the "Prospectus Supplement"), including, where applicable, the initial public offering price of the Securities, the listing on any securities exchange, other special terms, and (i) in the case of Debt Securities, the specific designation, aggregate principal amount, original issue discount, if any, authorized denominations, maturity, premium, if any, rate (which may be fixed or variable), time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on, such Debt Securities will be payable, whether such Debt Securities will be Senior Debt Securities or Subordinated Debt Securities, any terms of redemption at the option of the Company or the holder, any sinking fund provisions and any terms for conversion or exchange into Common Stock, (ii) in the case of Debt Warrants and Stock Warrants, the Debt Securities and Common Stock, respectively, for which each such Warrant is exercisable, the exercise price, duration, detachability, and call provisions, (iii) in the case of Series Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, voting and other rights and any terms for exchange for Debt Securities or conversion into Debt Securities or Common Stock, (iv) in the case of Currency Warrants, the base foreign currency or currency units, the formula for determining the cash settlement value, if any, the procedures and conditions relating to exercise and any circumstances under which there will be deemed to be an automatic exercise and (v) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof. If so specified in the applicable Prospectus Supplement, Offered Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities.

                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Company may sell the Securities to or through underwriters or dealers and may also sell Securities directly to other purchasers or through agents. See "Plan of Distribution." The Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                           --------------------------

                The date of this Prospectus is January 21, 1998

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission; Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the national securities exchanges on which the Company's Common Stock is listed: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and The Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been and will be filed electronically. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents of the Company heretofore filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

    2. The Freeport-McMoRan Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended;

    3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997;

    4. The Freeport-McMoRan Inc. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

    5. The Joint Proxy Statement/Prospectus of the Company and Freeport-McMoRan Inc. dated November 17, 1997;

    6. The Company's Current Reports on Form 8-K filed on July 1, 1997, July 23, 1997, August 12, 1997, August 28, 1997, December 8, 1997, December
       12, 1997, January 6, 1998 and January 15, 1998;

    7. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A/A-1 filed January 12, 1996; and

    8. The description of the IMC Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A filed June 23, 1989, as amended by Form 8-A/A filed September 18, 1995 and January 24, 1996.

    All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus or any Prospectus Supplement and to be a part hereof from the date of filing of such reports and documents; provided, however, that the Report of the Compensation Committee and the Performance Graph contained in any Proxy Statement of the Company shall not be so deemed incorporated by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference in this Prospectus or in such Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Corporate Secretary, IMC Global Inc., 2100 Sanders Road, Northbrook, Illinois 60062, telephone number (847) 272-9200.

    This Prospectus and the accompanying Prospectus Supplement include "forward-looking statements" within the meaning of various provisions of the Securities Act and the Exchange Act. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus and the Prospectus Supplement that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's and its subsidiaries' business and operations, plans, references to future success as well as other statements which include words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including any special considerations included or incorporated by reference in this Prospectus and any Prospectus Supplement; general economic, market or business conditions; conditions in and policies of the agriculture industry; risks associated with investments and operations in foreign jurisdictions and any future international expansion, including those related to economic, political and regulatory policies of local governments and laws or policies of the United States and Canada; changes in governmental laws and regulations affecting environmental compliance, taxes and other matters impacting the Company; the risks attendant with mining operations; the potential impacts of increased competition in the markets the Company operates within; risk factors reported from time to time in the reports filed by the Company with the Commission and other factors, many of which are beyond the control of the Company and its subsidiaries. Consequently, all of the forward-looking statements made in this Prospectus and any Prospectus Supplement are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their business or operations.

                                  THE COMPANY

    The Company is one of the world's leading producers of crop nutrients for the international agricultural community and is one of the foremost distributors in the United States of crop nutrients and related products through its retail and wholesale distribution networks. The Company mines, processes and distributes potash in the United States and Canada and is a joint venture partner in IMC-Agrico Company, a leading producer, marketer and distributor of phosphate crop nutrients and animal feed ingredients. The Company believes that it is one of the most efficient North American producers of concentrated phosphates and potash. The Company's retail distribution network, which extends principally to corn and soybean farmers in the eastern Midwest and to cotton, peanut and vegetable farmers in the southeastern United States, is one of the preeminent distributors of crop nutrients and related products. The Company also manufactures nitrogen-based and other high-value crop nutrients which are marketed on a dealer basis, principally in the midwestern and southeastern United States. The Company's principal executive office is located at 2100 Sanders Road, Northbrook, Illinois 60062, telephone (847) 272-9200.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including working capital, the repayment or refinancing of indebtedness, future acquisitions and/or capital expenditures. Pending application of the net proceeds for specific purposes, such proceeds may be invested in short-term or marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated.

                                                                THREE MONTHS                           FISCAL YEAR ENDED JUNE
                                                                    ENDED         NINE MONTHS ENDED             30,
                                                                SEPTEMBER 30,       SEPTEMBER 30,     ------------------------
                                                                    1997               1997(A)        1997   1996  1995  1994
                                                              -----------------   -----------------   -----  ----  ----  -----
Ratio of earnings to fixed charges(b).......................        6.58               10.01          10.34  7.63  7.26   2.48

Adjusted ratio of earnings to fixed charges(c)..............        6.58               10.01          10.34  9.16  7.26   2.48


                                                              1993
                                                              -----
Ratio of earnings to fixed charges(b).......................  (1.10)
Adjusted ratio of earnings to fixed charges(c)..............   1.94

------------------------

(a) On June 24, 1997 the Board of Directors of the Company voted to change the Company's fiscal year to begin on January 1 and end on December 31, effective December 31, 1997. The ratio of earnings to fixed charges for the nine-month period ended September 30, 1997 is presented as if the Company had changed its fiscal year end to December 31 commencing January 1, 1997.

(b) Earnings consist of pre-tax earnings from continuing operations but before fixed charges. Fixed charges consist of interest on indebtedness, interest capitalized as part of fixed assets, amortization of debt expense and rent expense which is deemed representative of an interest factor.

(c) The adjusted ratio of earnings to fixed charges for the fiscal year ended June 30, 1996 excludes a charge of $98.6 million relating to the Vigoro Merger. The ratio of earnings to fixed charges for the fiscal year ended June 30, 1993 excludes a charge of $169.1 million relating to the settlement of litigation resulting from a May 1991 explosion at a nitroparaffins plant in Sterlington, Louisiana.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.

    The Debt Securities may be issued from time to time in one or more series and will constitute either Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will be issued under an Indenture, dated as of July 17, 1997 (the "Senior Indenture"), between the Company and The Bank of New York, as Trustee (the "Senior Trustee"). A copy of the Senior Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and a trustee to be named prior to the offering of any Subordinated Debt Securities, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures," and the Senior Trustee and the Subordinated Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees."

    The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms. Certain capitalized terms used herein are defined in the Indentures. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination.

GENERAL

    The Indentures do not limit the amount of debt securities which can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indentures do not limit the amount of other Indebtedness or securities, other than certain secured Indebtedness as described below, which may be issued by the Company or its Subsidiaries. All Senior Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated Indebtedness of the Company. All Subordinated Debt Securities will be unsecured and will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (which term includes the Senior Debt Securities) of the Company as described below under "Provisions Applicable Solely to Subordinated Debt Securities--Subordination." In addition, creditors of Subsidiaries of the Company are entitled to a claim on the assets of such Subsidiaries. Consequently, in the event of a liquidation or reorganization of any Subsidiary, creditors of the Subsidiary are likely to be paid in full before any distribution is made to the Company and holders of Senior Debt Securities or Subordinated Debt Securities, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

    Reference is made to the Prospectus Supplement for the following terms thereof: (i) the title of the Offered Debt Securities and classification as Senior Debt Securities or Subordinated Debt Securities; (ii) any limit upon the aggregate principal amount of the Offered Debt Securities; (iii) if other than 100% of the principal amount, the percentage of the principal amount at which the Offered Debt Securities will be offered; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable (or method of determination thereof); (v) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest (or method of determination thereof), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than U.S. dollars, the currency or units based on or relating to currencies in which the Debt Securities are denominated and which the principal of, interest on and any Additional Amounts (as defined below) will or may be payable; (vii) if other than as set forth herein, the place or places where the principal of, interest on and any Additional Amounts payable in respect of the Offered Debt Securities will be payable; (viii) the price or prices at which, the period or periods within which and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (ix) whether the Offered Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected including the initial conversion price or conversion rate, the conversion period and other conversion provisions in addition to or in lieu of those described in the applicable Indenture; (x) the obligation, if any, of the Company to redeem, repurchase or repay Offered Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (xi) whether the Offered Debt Securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; (xii) whether and under what circumstances the Company will pay additional amounts ("Additional Amounts") in respect of certain taxes imposed on certain holders of Debt Securities or as otherwise provided; and (xiii) any other terms or conditions not inconsistent with the provisions of the Indenture upon which the Offered Debt Securities will be offered. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities. For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

    Unless otherwise provided in the Prospectus Supplement relating to any Offered Debt Securities, principal, interest and Additional Amounts, if any, will be payable, and the Debt Securities will be transferable or, if applicable, convertible, at the office or offices or agency maintained by the Company for such purposes; provided that payment of interest on registered Debt Securities may be made by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security register. In the case of registered Debt Securities, interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple thereof. The Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants as described below. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement.

    Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount ("Original Issue Discount Securities"). Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

    If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

    Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places or subject to the restrictions set forth in the applicable Indenture, the Debt Securities and the Prospectus Supplement relating thereto. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental change payable in connection therewith.

    The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indentures.

    The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

    Unless otherwise described in a Prospectus Supplement relating to any Offered Debt Securities, other than as described below under "--Limitation on Liens", the Indentures do not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a sudden and significant decline in the credit quality of the Company or a takeover, recapitalization or highly leveraged or similar transaction involving the Company. Accordingly, the Company could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect the Company's capital structure or credit rating. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for information with respect to any deletions from, modifications of or additions to the Events of Default described below or covenants of the Company contained in the Indentures, including any addition of a covenant or other provision providing event risk or similar protection.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities (the "Global Securities") that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. IMC expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary of such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such

Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificate form and will not be considered the Holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. IMC understands that under existing industry practices, if IMC requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice to take any action a Holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS

    LIMITATION ON LIENS. The Senior Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) unless all payments due under the Senior Indenture and the Senior Debt Securities are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens. See also "Exempted Indebtedness" below.

    The Subordinated Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) that secures any Indebtedness that is on a parity in right of payment with the Subordinated Debt Securities unless all payments due under the Subordinated Indenture and the Subordinated Debt Securities are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens. See also "Exempted Indebtedness" below.

    LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS. The Indentures provide that neither the Company nor any Restricted Subsidiary will enter into any sale and leaseback transaction with respect to any Principal Property (except for temporary leases of a term, including renewals, not exceeding five years) unless either (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of the Indentures, to incur Indebtedness secured by a lien on the property to be leased without equally and ratably securing the Debt Securities, or (b) the Company within 180 days after the effective date of such transaction applies to the voluntary retirement of its Funded Debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the property leased in such transaction or the fair value, in the opinion of the Board of Directors, of the leased property at the time such transaction was entered into. The Indentures define "Funded Debt" as indebtedness (including the Debt Securities) maturing by the terms thereof more than one year after the original creation thereof. See also "Exempted Indebtedness" below.

    EXEMPTED INDEBTEDNESS. Notwithstanding the foregoing limitations on Liens and sale and leaseback transactions, the Company and its Restricted Subsidiaries may issue, assume, suffer to exist or guarantee Indebtedness secured by a Lien without securing the Debt Securities, or may enter into sale and leaseback transactions without retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such Indebtedness and the aggregate value of all such sale and leaseback transactions does not at any such time exceed 10% of the consolidated total assets of the Company and its consolidated Subsidiaries as shown in the audited consolidated balance sheet contained in the latest annual report to the shareholders of the Company.

CONVERSION

    The Indentures contain certain provisions regarding the conversion of Debt Securities into Common Stock (or cash in lieu thereof). The specific terms applicable to a series of Convertible Debt Securities, including the initial conversion price or conversion rate, any adjustments to such conversion price or conversion rate and the conversion period, and the conditions upon which such conversion will be effected will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT AND REMEDIES

    An Event of Default with respect to the Debt Securities of any series is defined in each Indenture as: (i) default in the payment of any installment of interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series when and as the same shall become due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal of any of the Debt Securities of such series when and as the same shall become due and payable either at maturity, upon any redemption, or otherwise; (iii) the failure by the Company to perform or observe any of its other covenants, conditions or agreements contained in the Debt Securities of such series or set forth in the applicable Indenture and continuance of such failure for a period of 90 days after due notice by the applicable Trustee or by the holders of at least 25% in principal amount of the Debt Securities of that series then outstanding; (iv) default in the payment of any scheduled principal of or interest on any Indebtedness of the Company or any Subsidiary of the Company (other than the Debt Securities of such series) aggregating more than $25 million in principal amount, when due after giving effect to any applicable grace period, that results in such Indebtedness becoming due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged; or (v) certain events of bankruptcy, insolvency or reorganization involving the Company or its Subsidiaries as more fully described in the Indentures. Additional Events of Default may be added for the benefit of holders of certain series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each series of any continuing default known to the Trustee which has occurred with respect to that series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of, interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such series.

    If an Event of Default of the type described in clause (v) above shall happen and be continuing, then the principal of (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on, and any Additional Amounts payable in respect of the Debt Securities will become immediately due and payable. If one or more Events of Default of the type described in clauses (i) through (iv) with respect to any series of Debt Securities at the time outstanding shall happen and be continuing, then either the Trustee or the holders of not less than 25% of the principal amount of that series of the Debt Securities then outstanding may declare the principal (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on and any Additional Amounts payable in respect of the Debt Securities of that series due and payable immediately. This provision is subject to the condition that if, after any declaration of acceleration and before Stated Maturity of the principal with respect to the Debt Securities of any series, all arrears of interest and any Additional Amounts and the expenses of the Trustee, its agents or attorneys shall be paid by or for the account of the Company, and all Defaults (other than the payment of principal that has been declared due and payable) have been cured to the satisfaction of the Trustee, then the Trustee shall, upon the written request of the holders of a majority in principal amount of the Debt Securities of the applicable series, waive such Default and rescind or annul the declaration of acceleration; but no such waiver, rescission or annulment shall extend to or affect any subsequent Default or impair any right consequent thereon.

    No holder of any Debt Security of any series will have the right to pursue a remedy under the applicable Indenture or the Debt Securities, unless (1) such holder gives the Trustee notice of a continuing Default with respect to the Debt Securities of that series, (2) the holders of at least a majority in principal amount of the Debt Securities of the applicable series make a request to the Trustee to pursue the remedy, (3) such holder or holders offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense and (4) the Trustee does not comply with the request within 30 days after the receipt of the request and the offer of security or indemnity. However, nothing contained in the Indentures shall affect or impair the right of any holder of Debt Securities to institute suit to enforce payment of the principal of, interest on and any Additional Amounts payable in respect of such holder's Debt Securities on or after the due dates expressed in such Debt Securities.

    The Company must furnish to the Trustee a statement, detailing any Defaults of which it is aware, within 5 days of the occurrence of any Default.

REPORTS

    The Indentures provide that the Company will file with the Trustee copies of the annual reports and other information, documents and reports which the Company is required to file with the Commission pursuant to the Exchange Act. If the Company is not required to file such reports and other information, the Indentures provide that the Company shall file with the Trustee and cause to be mailed to the holders of Debt Securities (i) annual reports containing the information required to be contained in an Annual Report on Form 10-K, (ii) quarterly reports containing the information required to be contained in a Quarterly Report on Form 10-Q and (iii) promptly after the occurrence of an event required to be therein reported, such other reports containing information required to be contained in a Current Report on Form 8-K. The Company shall also comply with the requirements of Trust Indenture Act 314(a).

SUCCESSOR COMPANY

    The Indentures provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets or assign any of its obligations under the

Debt Securities or applicable Indenture unless (i) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof, or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company under the Debt Securities and the applicable Indenture; and (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing. With respect to the sale of assets, the phrase "all or substantially all" as used in the Indentures varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indentures) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person, and therefore it may be unclear as to whether a disposition of assets comes within the terms of this provision.

DISCHARGE

    Each Indenture provides that it will cease to be of further effect (except that certain obligations will survive) with respect to a series of Debt Securities when all outstanding Debt Securities of such series authenticated and issued have been delivered (other than destroyed, lost or stolen Debt Securities that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable under such Indenture.

MODIFICATION OF THE INDENTURES

    Each Indenture contains provisions permitting the Company and the applicable Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series at the time outstanding under such Indenture, to enter into supplemental indentures to amend any of the provisions of each Indenture or any supplemental indenture with respect to the Debt Securities of such series; provided that, unless consented to by each holder of Debt Securities of such series, no such supplemental indenture may (1) reduce the amount of Debt Securities whose holders must consent to an amendment or a waiver; (2) reduce the rate of or change the time for payment of interest or Additional Amounts, including default interest on any Debt Security; (3) reduce the principal of or change the Stated Maturity of any Debt Security or alter the provisions with respect to redemption; (4) make any Debt Security payable in money other than that stated in the Debt Security; (5) make any change in the types of amendment that need the approval of every affected holder of Debt Securities; (6) with respect to the Senior Indenture, affect the ranking of the Debt Securities; or (7) waive a Default in the payment of principal of, any Additional Amounts payable in respect of or interest on, or with respect to, any Debt Security.

    The applicable Trustee and the Company may enter into supplemental indentures which amend the applicable Indenture and the Debt Securities with respect to a particular series without the consent of any holder of Debt Securities of such series in order to: (a) cure any ambiguity, omission, defect or inconsistency; (b) comply with such Indenture concerning the substitution of successor corporations pursuant to a merger or consolidation; (c) comply with any requirements of the Commission in connection with the qualification of such Indenture under the Trust Indenture Act; (d) provide for uncertificated securities; (e) make any change that does not materially adversely affect the legal rights of any holder of Debt Securities under the applicable Indenture as then in effect; (f) secure the Debt Securities and make intercreditor arrangements with respect to any such Debt Securities (unless prohibited by such Indenture); (g) provide for a replacement Trustee; or (h) add to the covenants and agreements of the Company for the benefit of all the holders of all of the Debt Securities with respect to a series and surrender any right or power reserved for the Company in such Indenture.

DEFEASANCE AND COVENANT DEFEASANCE

    Each Indenture provides that the Company may elect either (a) to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of, interest on and any Additional Amounts payable in respect of all Debt Securities of such series when due) ("defeasance") or (b) to be released from its obligations with respect to certain covenants, including those described above under "Certain Covenants--Limitation on Liens" and "--Limitations on Sale and Leaseback Transactions" above ("covenant defeasance"), upon the deposit with the Trustee, in trust for such purpose, of money and/or U.S. Government Obligations (as defined in the Indentures) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any Additional Amounts payable in respect of the outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in such Indenture) with regard to certain matters, including an opinion to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any series.

CONCERNING THE TRUSTEE

    The Bank of New York is the Trustee under the Senior Indenture. Prior to the issuance of any Subordinated Debt Securities under the Subordinated Indenture, the Company will engage a qualified trustee to serve as Trustee under the Subordinated Indenture. Any such Trustee will be an "eligible trustee" under the Trust Indenture Act of 1939, as amended.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

    SUBORDINATION

    The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company should default in the payment of any principal of, interest on or any Additional Amounts payable in respect of any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness of any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) pursuant to any conversion right of the Subordinated Debt Securities or otherwise made in capital stock of the Company.

    The term "Senior Indebtedness" is defined to mean Indebtedness (including the Senior Debt Securities) of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

    If (i) without the consent of the Company a court shall enter an order for relief with respect to the Company under the United States federal bankruptcy laws or a judgment, order or decree adjudging the Company a bankrupt or insolvent, or enter an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal or state bankruptcy or insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, interest on and any Additional Amounts payable in respect of the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations.

    If any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness remaining unpaid in full.

    By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. In addition, other creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of Subordinated Debt Securities. Such subordination will not prevent the occurrence of an Event of Default or limit the right of acceleration in respect of the Subordinated Debt Securities.

CERTAIN DEFINITIONS

    "Additional Amounts" shall mean any additional amounts which are required by a Debt Security, under circumstances specified therein, to be paid by the Company in respect of certain taxes imposed on certain holders of such Debt Securities, or as otherwise specified in the terms of such Debt Security, and which are owing to such holders.

    "Affiliate" shall mean another Person directly or indirectly controlling or controlled by or under direct or indirect common control with such first Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

    "Capitalized Lease Obligation" shall mean an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Consolidated Net Worth" shall mean the excess of assets over liabilities of the Company and its consolidated Subsidiaries, plus Minority Interests, as determined from time to time in accordance with GAAP.

    "Default" shall mean any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Indebtedness" shall mean, with respect to any Person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property;
(ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction other than entered into in the ordinary course of business; (iv) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person's legal liability; provided, that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person's legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such indebtedness secured by such Lien or the fair market value of the assets of the property securing such Lien; (v) all indebtedness of others (including all interest and dividends on any Indebtedness or preferred stock of any other Person for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and (vi) obligations in respect of Currency Agreements and Interest Swap Obligations (as such capitalized terms are defined in the Indentures).

    "Issue Date" shall mean the first date on which a Debt Security is authenticated by the applicable Trustee pursuant to an Indenture.

    "Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party or property leased to the Company or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

    "Minority Interest" is defined as any shares of stock of any class of a Subsidiary that are not owned by the Company or a Subsidiary.

    "Permitted Liens" shall mean, with respect to any Person: (i) Liens existing on the Issue Date; (ii) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries; (iii) Liens in favor of the Company or any of its Restricted Subsidiaries; (iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds; (vi) Liens on Property to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such Property incurred prior to, at the time of, or within 180 days after, the acquisition of such Property or (b) financing all or any part of the cost of construction, improvement, development or expansion of any such Property; (vii) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens on current assets of Restricted Subsidiaries securing Indebtedness of such Restricted Subsidiaries; and (ix) any extensions, substitutions, replacements or renewals in whole or in part of a Lien (an "existing Lien") enumerated in clauses (i) through (viii) above; provided that the Lien may not extend beyond (A) the Property or Indebtedness subject to the existing Lien and (B) improvements and construction on such Property and the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.

    "Person" shall mean any individual, corporation, partnership, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

    "Principal Property" shall mean any manufacturing plant or warehouse owned or leased by the Company or any Subsidiary, the gross book value of which exceeds one percent of Consolidated Net Worth, other than manufacturing plants and warehouses which the Board of Directors by resolution declares, together with all other plants and warehouses previously so declared, are not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety.

    "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

    "Restricted Subsidiary" shall mean (i) IMC Global Operations Inc., IMC-Canada, Freeport-McMoRan Resource Partners, Limited Partnership (recently renamed Phosphate Resource Partners Limited Partnership) and the Partnership, and any intermediate holding company between either IMC Global Operations Inc., IMC-Canada, Freeport-McMoRan Resource Partners, Limited Partnership or the Partnership and the Company and (ii) any other Subsidiary of the Company that is not an Unrestricted Subsidiary.

    "Stated Maturity," when used with respect to any security or any installment of interest thereon, shall mean the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

    "Subsidiary" of any Person shall mean (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly-acquired or newly-formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary so designated; provided, however, that the Subsidiary to be so designated has total assets of $5,000 or less.

                          DESCRIPTION OF DEBT WARRANTS

    The Company may issue, together with other Securities or separately, Debt Warrants for the purchase of Debt Securities. The Debt Warrants are to be issued under Debt Warrant Agreements (each a "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as Debt Warrant Agent (the "Debt Warrant Agent"), all as set forth in the Prospectus Supplement relating to Debt Warrants in respect of which this Prospectus is being delivered. The Debt Warrant Agent will act solely as an agent of the Company in connection with the Debt Warrants of such series and will not assume any obligations or relationship of agency or trust for or with any holders or beneficial owners of Debt Warrants. A copy of the form of Debt Warrant Agreement, including the form of Warrant Certificates representing the Debt Warrants (the "Debt Warrant Certificates"), reflecting the alternative provisions to be included in the Debt Warrant Agreements that will be entered into with respect to particular offerings of Debt Warrants, will be filed in an amendment to the Registration Statement of which this Prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Warrant Agreement and the Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreement and the Debt Warrant Certificates, respectively, including the definitions therein of certain capitalized terms not defined herein.

GENERAL

    Reference is made to the Prospectus Supplement for the terms of Debt Warrants in respect of which this Prospectus is being delivered, the Debt Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (1) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants; (2) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security;
(3) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (4) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise;
(5) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (6) if the Debt Securities purchasable upon exercise of such Debt Warrants are original issue discount Debt Securities, a discussion of federal income tax considerations applicable thereto; and (7) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

    Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

EXERCISE OF DEBT WARRANTS

    Each Debt Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or to be determinable as set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the applicable Prospectus Supplement. After the close of business on the Expiration Date, unexercised Debt Warrants will become void.

    Debt Warrants may be exercised as set forth in the Prospectus Supplement relating to the Debt Warrants in respect of which this Prospectus is being delivered. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

             DESCRIPTION OF SERIES PREFERRED STOCK AND COMMON STOCK

    IMC may issue, separately or together with or upon conversion of or exchange for other Securities, Series Preferred Stock and Common Stock, all as set forth in the accompanying Prospectus Supplement relating to the Series Preferred Stock or Common Stock in respect of which this Prospectus is delivered. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the following documents: (i) IMC's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), (ii) IMC's Amended and Restated By-laws (the "By-laws"), (iii) the Rights Agreement, as amended (the "Rights Agreement"), between IMC and The First National Bank of Chicago, as Rights Agent, pursuant to which shares of Series C Preferred Stock are issuable, and (iv) with respect to any Series Preferred Stock, the Certificate of Designation with respect to such Series Preferred Stock. A copy of each of the Restated Certificate of Incorporation, By-laws and the Rights Agreement are incorporated by reference as exhibits, and in the case of an offering of Series Preferred Stock, the Certificate of Designation will be filed in an amendment to the Registration Statement of which this Prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the Registration Statement of which this Prospectus is a part.

    The total amount of the authorized capital stock of IMC consists of (i) 300,000,000 shares, $1.00 par value per share of Common Stock, of which 91,662,523 shares of Common Stock were issued and outstanding as of November 11, 1997 and (ii) 12,000,000 shares of Series Preferred Stock, par value $1.00 per share. The Board of Directors has reserved 3,000,000 shares of Series C Preferred Stock for issuance in connection with the Rights Plan described below. The Board of Directors of IMC is authorized to create and issue one or more series of Series Preferred Stock and to determine the rights and preferences of each series, to the extent permitted by the Restated Certificate of Incorporation.

SERIES PREFERRED STOCK

    GENERAL. Under the Restated Certificate of Incorporation, IMC's Board of Directors is authorized to create and issue up to 12,000,000 shares of Series Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Restated Certificate of Incorporation. As of September 30, 1997, 3,000,000 shares of Series C Preferred Stock were reserved for issuance. Reference is made to the applicable Prospectus Supplement and the Certificate of Designation establishing such series of Series Preferred Stock in respect of which this Prospectus is being delivered for the terms of any series of Series Preferred Stock, including the specific title and stated value, dividend, liquidation, redemption, voting and other rights with respect to such series of Series Preferred Stock.

    Reference is made to the applicable Prospectus Supplement relating to the Series Preferred Stock offered thereby for specific terms, including:

    (i) The title and stated value of such Series Preferred Stock;

    (ii) The number of shares of such Series Preferred Stock offered, the liquidation preference per share and the initial offering price of such Series Preferred Stock;

   (iii) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Series Preferred Stock;

    (iv) The date from which dividends on such Series Preferred Stock shall accumulate, if applicable;

    (v) The procedures for any auction and remarketing, if any, for such Series Preferred Stock;

    (vi) The provisions for a sinking fund, if any, for such Series Preferred Stock;

   (vii) The provisions for redemption, if applicable, of such Series Preferred Stock;

  (viii) Any listing of such Series Preferred Stock on any securities exchange;

    (ix) The terms and conditions, if applicable, upon which such Series Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

    (x) A discussion of Federal income tax considerations applicable to such Series Preferred Stock;

    (xi) The relative ranking and preferences of such Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (xii) Any limitations on issuance of any series of Series Preferred Stock ranking senior to or on a parity with such series of Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

  (xiii) Any other specific terms, preferences, rights (including, without limitation, voting rights), limitations or restrictions of such Series Preferred Stock.

    LIQUIDATION PREFERENCE. Unless otherwise specified in the applicable Prospectus Supplement, upon any liquidation, dissolution or winding up of IMC whether voluntary or involuntary, the holders of any series of Series Preferred Stock in respect of which this Prospectus is being delivered will have preference and priority over the Common Stock and any other class of stock or series of a class of stock of IMC ranking on liquidation junior to such series of Series Preferred Stock, for payment out of the assets of IMC or proceeds thereof, whether from capital or surplus, in the amount set forth in the applicable Prospectus Supplement. After such payment, the holders of such series of Series Preferred Stock will be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of IMC, the assets of IMC or proceeds thereof shall be insufficient to make the full liquidation payment in respect of such series of Series Preferred Stock and liquidating payments on any other series of Series Preferred Stock ranking as to liquidation on a parity with such series, then those assets and proceeds will be distributed among the holders of such series of Series Preferred Stock and any such other series of Series Preferred Stock ratably in accordance with the respective amounts which would be payable on such shares of such series of Series Preferred Stock and such other series of Series Preferred Stock if all amounts thereon were paid in full. A sale of all or substantially all of IMC's assets or a consolidation or merger of IMC with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of IMC.

COMMON STOCK

    GENERAL. The holders of outstanding shares of the Common Stock are entitled to receive dividends, subject to the prior rights of any outstanding Series Preferred Stock, out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of IMC. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Upon any liquidation, dissolution or winding up of IMC, whether voluntary or involuntary, remaining net assets, if any, of IMC shall be distributed pro rata to the holders of the Common Stock.

    CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS.

    The Restated Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of IMC's Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of IMC unless such takeover or change of control is approved by IMC's Board of Directors. Such provisions may also render the removal of the current Board of Directors and of management more difficult. The Restated Certificate of Incorporation provides that before IMC may purchase outstanding shares of IMC's Common Stock from a beneficial owner of 3% or more of the outstanding shares of Common Stock at a price known by IMC to exceed the market price of the Common Stock, a majority of the stockholders of IMC must have approved such purchase unless the purchase is made by IMC on the same terms and as a result of an offer to purchase any and all of IMC's outstanding Common Stock.

    Pursuant to the Restated Certificate of Incorporation, the Board of Directors of IMC is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock of IMC entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. Vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders, except in the case of newly created directorships, if the remaining directors fail to fill any such vacancy, the stockholders may do so at the next annual or special meeting called for that purpose.

    The By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of IMC. In general, notice must be received by IMC not less than 60 days prior to the annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

    The Restated Certificate of Incorporation also provides that in the case of certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, or reclassifications or recapitalizations involving affiliated holders of stock representing 20% or more of the voting power of the then outstanding shares of Voting Stock, such transactions must be approved by 80% of the combined voting power of the then outstanding Voting Stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in the Restated Certificate of Incorporation) of IMC unless certain minimum price, form of consideration and procedural requirements are satisfied. The Restated Certificate of Incorporation provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal such provisions.

    The requirement of a supermajority vote to approve certain corporate transactions and certain amendments to the Restated Certificate of Incorporation of IMC could enable a minority of IMC's stockholders to exercise veto powers over such transactions and amendments.

    Special meetings of stockholders may be called only by the Chairman of the Board of IMC, the President of IMC or a majority of the Board of Directors. The Restated Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and stockholders may not act by written consent.

    RIGHTS PLAN. On June 21, 1989, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on July 12, 1989 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Junior Participating Preferred Stock, Series C, par value $1.00 per share (the "Series C Preferred Shares"), of the Company, at a price of $75 per one two-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

    Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such certificate with a notation incorporating the Rights Agreement by reference. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" has become such inadvertently and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person", then such Person shall not be deemed to be an "Acquiring Person" for any purpose under the Rights Agreement.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on June 21, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

    In the event that, after a Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or otherwise transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Stock to permit the issuance of Common Stock upon the exercise in full of the Rights.

    At any time after the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part for Common Stock at an exchange ratio of one-half of the number of shares of Common Stock which each holder of a Right would have a right to receive upon exercise of a Right after giving effect to the adjustment set forth in Section 11(a) (ii) of the Rights Agreement or one two-hundredth of a Series C Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                         DESCRIPTION OF STOCK WARRANTS

    The Company may issue, together with other securities or separately, Stock Warrants for the purchase of Common Stock. The Stock Warrants are to be issued under Stock Warrant Agreements (each a "Stock Warrant Agreement") to be entered into between the Company and a bank or trust company, as Stock Warrant Agent (the "Stock Warrant Agent"), all as set forth in the Prospectus Supplement relating to Stock Warrants in respect of which this Prospectus is being delivered. The Stock Warrant Agent will act solely as an agent of the Company in connection with the Stock Warrants of such series and will not assume any obligations or relationship of agency or trust for or with any holders or beneficial owners of Stock Warrants. A copy of the form of Stock Warrant Agreement, including the form of Warrant Certificates representing the Stock Warrants (the "Stock Warrant Certificates") reflecting the provisions to be included in the Stock Warrant Agreement that will be entered into with respect to particular offerings of Stock Warrants, will be filed in an amendment to the Registration Statement of which this Prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Stock Warrant Agreement and the Stock Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Stock Warrant Agreement and the Stock Warrant Certificates, respectively, including the definitions therein of certain capitalized terms not defined herein.

GENERAL

    Reference is made to the Prospectus Supplement for the terms of Stock Warrants in respect of which this Prospectus is being delivered, the Stock Warrant Agreement relating to such Stock Warrants and the Stock Warrant Certificates representing such Stock Warrants, including the following: (1) the offering price of such Stock Warrants, if any; (2) the procedures and conditions relating to the exercise of such Stock Warrants; (3) the number of shares of Common Stock purchasable upon exercise of each Stock Warrant and the initial price at which such shares may be purchased upon exercise; (4) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (5) a discussion of Federal income tax considerations applicable to the exercise of Stock Warrants; (6) call provisions of such Stock Warrants, if any; and (7) any other terms of the Stock Warrants. The shares of Common Stock issuable upon the exercise of the Stock Warrants will, when issued in accordance with the Stock Warrant Agreement, be fully paid and nonassessable.

    Prior to the exercise of their Stock Warrants, holders of Stock Warrants will not have any of the rights of holders of the Common Stock purchasable upon such exercise, and will not be entitled to any dividend payments on the Common Stock purchasable upon such exercise.

EXERCISE OF STOCK WARRANTS

    Each Stock Warrant will entitle the holder to purchase for cash such number of shares of Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Stock Warrants offered thereby. Unless otherwise specified in the applicable Prospectus Supplement, Stock Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the applicable Prospectus Supplement. After the close of business on the Expiration Date, unexercised Stock Warrants will become void.

    Stock Warrants may be exercised as set forth in the Prospectus Supplement relating to the Stock Warrants in respect of which this Prospectus is being delivered. Upon receipt of payment and the Stock Warrant Certificates properly completed and duly executed at the corporate trust office of the Stock Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward a certificate representing the number of shares of Common Stock purchasable upon such exercise. If less than all of the Stock Warrants represented by such Stock Warrant Certificate are exercised, a new Stock Warrant Certificate will be issued for the remaining amount of Stock Warrants.

ANTIDILUTION PROVISIONS

    Unless otherwise specified in the applicable Prospectus Supplement, the exercise price payable and the number of shares purchasable upon the exercise of each Stock Warrant will be subject to adjustment in certain events, including
(1) the issuance of a stock dividend to holders of Common Stock or a combination, subdivision or reclassification of Common Stock; (2) the issuance of rights, warrants or options to all holders of Common Stock entitling the holders thereof to purchase Common Stock for an aggregate consideration per share less than the current market price per share of the Common Stock; or (3) any distribution by the Company to the holders of its Common Stock of evidences of indebtedness of the Company or of assets (excluding cash dividends or distributions payable out of capital surplus and dividends and distributions referred to in (1) above). No fractional shares will be issued upon exercise of Stock Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable.

                        DESCRIPTION OF CURRENCY WARRANTS

    The Company may issue, together with Debt Securities or Debt Warrants or separately, Currency Warrants either in the form of Currency Put Warrants entitling the holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars, or in the form of Currency Call Warrants entitling the holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to purchase a specified amount of a specific foreign currency units for a specified amount of U.S. dollars. The spot exchange rate of the applicable Base Currency, upon exercise, as compared to the U.S. dollar, will determine whether the Currency Warrants have a Cash Settlement Value on any given day prior to their expiration.

    The Currency Warrants are to be issued under a Currency Warrant Agreement to be entered into between the Company and a bank or trust company, as Currency Warrant Agent (the "Currency Warrant Agent"), all as set forth in the applicable Prospectus Supplement. The Currency Warrant Agent will act solely as an agent of the Company in connection with the Currency Warrants of such series and will not assume any obligations or relationship of agency or trust for or with any holders or beneficial owners of Currency Warrants. A copy of the form of Currency Warrant Agreement, including the forms of global Warrant Certificates representing the Currency Put Warrants and Currency Call Warrants (the "Currency Warrant Certificates"), reflecting the provisions to be included in the Currency Warrant Agreement that will be entered into with respect to particular offerings of Currency Warrants, will be filed in an amendment to the Registration Statement of which this Prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the Registration Statement of which this Prospectus is a part. The description of the Currency Warrants contained herein and the following summaries of certain provisions of the Currency Warrant Agreement and the Currency Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Currency Warrant Agreement and the Currency Warrant Certificates, respectively, including the definitions therein of certain capitalized terms not defined herein.

GENERAL

    Reference is made to the Prospectus Supplement for the terms of Currency Warrants in respect of which this Prospectus is being delivered, the Currency Warrant Agreement relating to such Currency Warrants and the Currency Warrant Certificates representing such Currency Warrants, including the following: (1) whether such Currency Warrants will be Currency Put Warrants, Currency Call Warrants, or both; (2) the formula for determining the Cash Settlement Value, if any, of each Currency Warrant; (3) the procedures and conditions relating to the exercise of such Currency Warrants; (4) the circumstances which will cause the Currency Warrants to be deemed to be automatically exercised; (5) any minimum number of Currency Warrants which must be exercised at any one time, other than upon automatic exercise; and (6) the date on which the right to exercise such Currency Warrants will commence and the date on which such right will expire (the "Expiration Date").

BOOK-ENTRY PROCEDURES AND SETTLEMENT

    Except as may otherwise be provided in the applicable Prospectus Supplement, the Currency Warrants will be issued in the form of global Currency Warrant Certificates, registered in the name of a depositary or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A holder's ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such holder's account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depositary in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling holder's brokerage firm.

EXERCISE OF CURRENCY WARRANTS

    Each Currency Warrant will entitle the holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable Prospectus Supplement. If not exercised prior to 3:00 P.M., New York City time, on the third New York Business Day preceding the Expiration Date, Currency Warrants will be deemed automatically exercised on the Expiration Date.

                              PLAN OF DISTRIBUTION

GENERAL

    IMC may sell the Securities (i) through underwriters or dealers; (ii) directly to one or more other purchasers; (iii) through agents; or (iv) to both investors and/or dealers through a specific bidding or auction process or otherwise. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to IMC from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and any bidding or auction process. Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in an offering, the Offered Securities will be acquired by the underwriters for their own account. The Offered Securities may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The specific managing underwriter or underwriters, if any, will be set forth in the Prospectus Supplement relating to the Offered Securities together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Offered Securities if any are purchased.

    Offered Securities may be sold directly by IMC or through agents designated by IMC from time to time. The Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Securities in respect of which the Prospectus Supplement is delivered and any commissions payable by IMC to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

    Any underwriters, dealers, or agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Agents, dealers or underwriters may be entitled, under agreements entered into with IMC, to indemnification by IMC against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may engage in transactions with or perform services for IMC in the ordinary course of business.

    The Offered Securities, other than the Common Stock, will be a new issue or issues of securities with no established trading market. Any Common Stock issued by the Company pursuant to this Registration Statement will be listed. Unless otherwise indicated in a Prospectus Supplement, IMC does not currently intend to list any Offered Debt Securities or Warrants on any securities exchange. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities will make a market in such Offered Securities. Whether or not any of the Offered Securities are listed on a national securities exchange or the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities make a market in such Offered Securities, no assurance can be given as to the liquidity of the trading market for such Offered Securities.

DELAYED DELIVERY ARRANGEMENTS

    If so indicated in the Prospectus Supplement, IMC may authorize underwriters or other persons acting as IMC's agents to solicit offers by certain institutions to purchase Offered Securities from IMC pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of IMC. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for IMC by Marschall I. Smith, Esq., Senior Vice President and General Counsel of the Company. Mr. Smith is the beneficial owner of shares of Common Stock and holds currently exercisable options to purchase shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements of the Company at June 30, 1997 and for each of the three years in the period ended June 30, 1997 appearing in the Company's Annual Report on Form 10-K for the year ended June 30, 1997, which is incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein which, as to the year 1995, is based in part on the report of Arthur Andersen LLP, independent auditors. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms referred to above as experts in accounting and auditing.

    The consolidated financial statements of Freeport-McMoRan Inc. at December 31, 1996 and for each of the three years in the period ended December 31, 1996 appearing in the Freeport-McMoRan Inc. Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon incorporated by reference elsewhere herein. In that report, that firm states that its report is based in part on the report of other independent public accountants, Ernst & Young LLP. The financial statements referred to above are incorporated herein by reference in reliance upon the authority of those firms as experts in giving said reports.

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

The Company...............................        S-2
Recent Developments.......................        S-2
Concurrent Offering.......................        S-4
Use of Proceeds...........................        S-4
Summary Consolidated Financial
Information...............................        S-5
Unaudited Pro Forma Condensed Consolidated
Financial Information.....................        S-7
Certain Terms of the Debentures...........       S-13
Underwriting..............................       S-18
Legal Matters.............................       S-19

                     PROSPECTUS
Available Information.....................          2
Incorporation of Certain Documents by
Reference.................................          2
The Company...............................          4
Use of Proceeds...........................          4
Ratios of Earnings to Fixed Charges.......          4
Description of Debt Securities............          5
Description of Debt Warrants..............         17
Description of Series Preferred Stock and
Common Stock..............................         18
Description of Stock Warrants.............         22
Description of Currency Warrants..........         23
Plan of Distribution......................         24
Legal Matters.............................         25
Experts...................................         25

                             PROSPECTUS SUPPLEMENT

                                IMC GLOBAL INC.

                                  $150,000,000

                     7.30% DEBENTURES DUE JANUARY 15, 2028

                                     [LOGO]

                             NATIONSBANC MONTGOMERY
                             CHASE SECURITIES INC.
                              MERRILL LYNCH & CO.

                             DATED JANUARY 21, 1998

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